Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 19, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2022;
•to disclose the calculation of our September 30, 2022 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended September 30, 2022, BREIT’s Class I NAV per share increased from $15.09 to $15.11. The total return for Class I shares in September was 0.5% (not annualized).1

We believe BREIT’s $9.6 billion of immediate available liquidity and moderate leverage ratio of 46% will help BREIT weather economic shifts and take advantage of potential investment opportunities created by market volatility.2,3

On October 21, 2022, the Company expects to publish its Q3 2022 Quarterly Update for stockholders (“Quarterly Update”), which will be available on its website at www.breit.com. The contents of the Quarterly Update and the website are not incorporated by reference in or otherwise a part of this prospectus.

Note: As of September 30, 2022. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share increased from $14.78 to $14.79, Class S NAV per share increased from $15.09 to $15.10 and Class T NAV per share increased from $14.87 to $14.88. BREIT’s Class D total return was 0.4%, Class S total return was 0.4% and Class T total return was 0.4% for September 2022.
2 Immediate available liquidity is as of October 17, 2022 and includes unrestricted cash and undrawn revolving credit facilities.
3 As of September 30, 2022. Our leverage ratio is measured by dividing (1) consolidated property level and entity level debt net of cash and loan related restricted cash, by (2) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments.

November 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class S	$15.1036
Class I	$15.1083
Class T	$14.8817
Class D	$14.7879
The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since September 30, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2022 ($ and shares in thousands):

Components of NAV	September 30, 2022
Investments in real estate	$118,405,219
Investments in real estate debt	9,871,537
Investments in unconsolidated entities	10,874,824
Cash and cash equivalents	1,677,919
Restricted cash	1,524,831
Other assets	6,094,441
Mortgage notes, term loans, and revolving credit facilities, net	(63,130,054)
Secured financings on investments in real estate debt	(5,050,044)
Subscriptions received in advance	(577,014)
Other liabilities	(3,717,193)
Accrued performance participation allocation	(457,023)
Management fee payable	(74,145)
Accrued stockholder servicing fees(1)	(18,855)
Non-controlling interests in joint ventures	(5,036,197)
Net asset value	$70,388,246
Number of outstanding shares/units	4,669,323
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,992,712	$36,955,255	$1,089,700	$6,144,874	$2,205,705	$70,388,246
Number of outstanding shares/units	1,588,546	2,446,025	73,224	415,535	145,993	4,669,323
NAV Per Share/Unit as of September 30, 2022	$15.1036	$15.1083	$14.8817	$14.7879	$15.1083
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	6.8%	5.4%
Industrial	6.7%	5.5%
Net Lease	6.9%	5.8%
Hospitality	9.4%	9.0%
Data Centers	7.2%	6.1%
Self Storage	7.1%	5.6%
Office	6.5%	5.2%
Retail	7.0%	5.9%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.2)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+3.5%	+2.5%	+1.4%	+1.6%	+2.8%	+3.7%	+2.8%
(weighted average)	0.25% increase	(2.8)%	(3.2)%	(2.3)%	(1.3)%	(1.6)%	(2.6)%	(3.3)%	(2.6)%

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2022 ($ and shares in thousands):

Components of NAV	August 31, 2022
Investments in real estate	$119,104,147
Investments in real estate debt	10,091,425
Investments in unconsolidated entities	10,414,020
Cash and cash equivalents	2,846,182
Restricted cash	1,828,797
Other assets	4,323,821
Mortgage notes, term loans, and revolving credit facilities, net	(64,767,400)
Secured financings on investments in real estate debt	(5,081,459)
Subscriptions received in advance	(801,614)
Other liabilities	(3,377,327)
Accrued performance participation allocation	(410,032)
Management fee payable	(73,485)
Accrued stockholder servicing fees(1)	(19,299)
Non-controlling interests in joint ventures	(4,275,659)
Net asset value	$69,802,117
Number of outstanding shares/units	4,634,505

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,776,724	$36,705,671	$1,084,642	$6,026,926	$2,208,154	$69,802,117
Number of outstanding shares/units	1,575,686	2,431,701	72,947	407,884	146,287	4,634,505
NAV Per Share/Unit as of August 31, 2022	$15.0898	$15.0947	$14.8688	$14.7761	$15.0947
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 558,665,208 shares of our common stock (consisting of 210,903,334 Class S Shares, 245,689,094 Class I Shares, 12,613,104 Class T Shares, and 89,459,676 Class D Shares) in the primary offering for total proceeds of $8.3 billion and (ii) 42,367,511 shares of our common stock (consisting of 18,771,027 Class S Shares, 17,604,714 Class I Shares, 965,148 Class T Shares, and 5,026,622 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.6 billion. As of September 30, 2022, our aggregate NAV was $70.4 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the third paragraph of the section of the Prospectus titled “Prospectus Summary—What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?” and all other similar disclosure in the Prospectus:

Class T and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Blackstone or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S, Class T or Class D shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.